

March 9, 2022

Thomas Moran
Vice President/Corporate Secretary/Legal Counsel
Southwest Gas Holdings, Inc.
8360 S. Durango Dr.
Post Office Box 98510
Las Vegas, Nevada 89193-8510

> **Re: Southwest Gas Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed February 28, 2022**
> **File No. 1-37976**

Dear Mr. Moran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed February 28, 2022

2021 Financial Performance Highlights, page 35

1.   Disclosure on this page notes as one financial performance highlight "[b]asic earnings per share in 2021 of $3.39, adjusted for acquisition costs, partial period operating results, and stockholder activism response costs. Adjustments were made so that operating results may be compared on a year to year basis and to remove costs determined by the Committee to be out of the control of Company officers." In addition, we note that the Company refers to "adjusted net income" in various locations throughout the proxy statement. For example, footnote 1 on page 42 indicates that adjusted consolidated net income excludes "one-time transaction costs and partial period operating results related to the recently completed acquisitions of MountainWest and Riggs Distler, and stockholder activism response costs" and notes that the "[e]xclusion of these costs allows operating results to be computed on a comparative basis from year to year and is appropriate because these costs were determined by the Committee to be out of the control of

Company executives."

We also note that the current solicitation in opposition to the Company's slate of nominees by the Icahn Group argues that an immediate change in the leadership of the Company is needed due to, among other reasons, the underperformance of shares of the Company's common stock in comparison to the Company's regulated gas utility peers. In contrast, in the Company's proxy statement, the Board "strongly urge[s]" stockholders not to sign or return any gold proxy card sent to them by the Icahn Group, and notes that it "believe[s] that [its] nominees' skills and experience, including their combined knowledge of financial, legal and regulatory matters, enhance the Board's ability to make decisions that create stockholder value."

So that stockholders may fully understand key metrics in order to properly assess the performance of the Board and make a fully informed voting decision with respect to the Company's nominees, please supplement the disclosure described above to provide information about the specific adjustments, the amount for each adjustment and a comparison of such amount to prior periods.

General

2.   Please refer to the first comment contained in our letter to the Company dated March 9, 2022 regarding the Company's disclosure in amendments to Schedule 14D-9 and in past soliciting materials filed pursuant to Exchange Act Rule 14a-12 that refers to the tender offer by IEP Utility Holdings LLC as "highly illusory" and containing "a long list of ambiguous conditions, nearly all of which we note are within Mr. Icahn's discretion."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Brandon C. Parris